NATURAL ALTERNATIVES INTERNATIONAL

World Leader In Nutritional Science

July 29, 2005

Via Facsimile and EDGAR

Jim B. Rosenberg,

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Facsimile No.: (202) 772-9217

Re:	Natural Alternatives International, Inc.

Form 10-K for the fiscal year ended June 30, 2004

Filed September 14, 2004

File No. 000-15701

Dear Mr. Rosenberg:

This letter is submitted on behalf of Natural Alternatives International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing (the “Filing”), as set forth in your letter to Mark A. LeDoux, dated July 1, 2005. For reference purposes, the text of the comments set forth in your letter has been reproduced herein with responses below each numbered comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and …, page 13 Results of Operations

Critical Accounting Policies and Estimates, page 14

STAFF COMMENT:

1.	Regarding your estimate of returns and your inventory reserve and the significant assumptions underlying each estimate, please tell us how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please provide us a roll forward of each estimate that includes the following: (a) beginning balance, (b) current provision related to sales made in current period, (c)

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current provision related to sales made in prior periods, (d) actual charges in current period related to sales made in current period, (e) actual returns in current period related to sales made in prior periods, and (f) ending balance.

RESPONSE:

As of June 30, 2004, approximately 87% of the Company’s consolidated revenues were derived from the sale of private label contract manufacturing products and approximately 13% from the sale of products under the Company’s direct-to-consumer marketing program (“DTC”). Because the private label contract manufacturing products are manufactured and sold in response to specific purchase orders received from customers, returns of such products generally result from product nonconformance or other similar factors that are often unique and therefore provide only limited predictive value for future estimates of returns. On the other hand, returns of the Company’s DTC products typically result from consumer dissatisfaction and occur within 60 days of revenue recognition. These returns have been estimable based on historical experience.

Overall, the Company believes its estimates of product returns and underlying assumptions have been reasonably accurate over the prior three fiscal years ended June 30, 2004, and similarly so for the Company’s most recent fiscal year ended June 30, 2005. With the exception of a higher provision in 2003, resulting from a regulatory issue with one country that resulted in the probable return of certain products that were subsequently returned in 2004, the Company’s estimates and assumptions have remained consistent relative to sales volume. Excluding those unique and more inestimable events, the Company does not currently anticipate that a material change in its estimates or the assumptions used is reasonably likely in the near future.

With regard to the Company’s inventory reserve, the Company similarly believes that its estimates and underlying assumptions have been reasonably accurate over the prior three fiscal years ended June 30, 2004, and similarly so for the Company’s most recent fiscal year ended June 30, 2005. During that period, the Company’s assumptions for determining the utility of goods in their disposal in the ordinary course of the Company’s business have remained consistent. Although our assumptions have remained consistent, inventory reserve as a percentage of gross inventory decreased since June 30, 2002 due to changes in the Company’s business. Late in fiscal 2002 new executive management joined the Company and began improving supply chain business practices. The improved business practices resulted in a reduction of excess and obsolete inventory. The Company’s June 30, 2005 inventory reserve will be higher than June 30, 2004 due to an unused supply of one raw material purchased for a customer relationship that was terminated in fiscal 2005.

As requested, a roll forward reflecting the above requested information for each of the Company’s estimates of returns and inventory reserves is provided herewith.

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 33

A. Organization and Summary of Significant Accounting Policies, page 33

Property and Equipment, page 33

STAFF COMMENT:

2.	Please tell us how “the expected term of the lease” is consistent with the “lease term,” as it is defined in paragraph 5(f) of SFAS 13.

RESPONSE:

The “expected term of the lease” is the same as the “lease term,” as defined in paragraph 5(f) of SFAS 13. The Company amortizes leasehold improvements using the straight-line method over the shorter of the life of the improvement or the lease term. The Company did not intend to indicate something other than the “lease term” as defined in paragraph 5(f) of SFAS 13 was used. The language will be modified in future filings to delete the reference to “expected.”

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or require additional information, please feel free to contact me at (760) 744-7340.

Sincerely,

/s/ John Reaves
John Reaves
Chief Financial Officer

cc:	David Fisher

Mark LeDoux

Robert Bruning (Ernst & Young)

NATURAL ALTERNATIVES INTERNATIONAL, INC.

ESTIMATED PRODUCT RETURN RESERVE

For the Three Years Ended June 30, 2004

	Beginning Balance	Current provision/ current sales period	Current provision/ prior period sales	Deductions / current period sales	Deductions / prior period sales	Ending Balance
2004	$520,299	$222,000	$—	$(29,000)	$(342,538)	$370,761
2003	$60,000	$460,299	$—	$—	$—	$520,299
2002	$—	$90,000	$—	$(30,000)	$—	$60,000

NATURAL ALTERNATIVES INTERNATIONAL, INC.

INVENTORY ALLOWANCE ROLLFORWARD

For the Three Years Ended June 30, 2004

	Beginning Balance	Provision	Deductions		Ending Balance
2004	$707,771	$964,502	$(559,755	)(a)	$1,112,518
2003	$1,466,585	$19,047	$(777,861	)(a)	$707,771
2002	$3,062,806	$693,467	$(2,289,688	)(a)	$1,466,585

(a)	Disposals of unrecoverable inventory costs.